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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026




This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.


Forward Looking Statement

     These documents contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Compaq's and HP's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of

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Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the
Merger by reading the joint proxy statement/prospectus when it becomes available.

         Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.


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On September 6, 2001, Compaq Computer Corporation posted the following transcript on its internal intranet:

TRANSCRIPT
Capellas Conference Call on 04 September 2001, 12:35 p.m. CDT

0904 Compaq Conference Call

Compaq Computer Corporation
Conference Call
Tuesday, September 04, 2001
11:55 a.m. PST
(Operator direction.)

MICHAEL CAPELLAS:
Well, thank you very much and I look across the table here at my good friend Carly and -- (laughter) -- say that we might have just a little bit of work to do here. (Laughter.)

First of all, I want to thank you all for joining. We obviously had, as everyone would expect, a huge crowd to participate in this call and therefore we're running just a tad late. I know you've had a chance to at least look through the initial communication on our merger between Compaq and Hewlett-Packard, and I also know that this is, at the very minimum, staggering news.

And I want to sort of put a couple of things in context, and I recognize that you have just a ton of questions. You have questions about the market, the market reaction, why the strategic direction. You have lots of questions and emotions about what it means to you. And I would like to start off by saying above all else, I did feel and I'm very proud of the momentum that we had established. We had set down some very clear objectives. We had taken tough cost actions. We had taken great capabilities to increase our direct model that we had been talking about for time, and that we had very, very strong portfolio products.

So, the first question you have, so let's put it on the table, so if all that, why the move? Well, the move is this: Our aspirations should never be any less than to be absolutely the company that defines the industry, and that is exactly why we're making this move.

I would also like -- and you're going to also -- I'm not going to put any words at all in Carly's mouth -- but we've had long philosophical talks. This is a merger about making a great company.

And so those first and foremost are about never setting your aspirations too low. I have great confidence in our abilities to do that. We have talked a long time about just the recognition of all of our capabilities from the great fault tolerant world to clustering capabilities to our storage plate, the Industry Standard Servers, to our leadership in access; and all of those are enhanced, but the one thing we had to recognize is to really be right in the face of IBM and challenge and overtake them as the name that is synonymous with driving the industry, and I felt that we had to expand this.

I'm going to take a few minutes and really take you through it in a bit of detail, because I think it's important to understand the strategic nature of how this fits.

There are two things that I think are unbelievably important. The first one is the fact that this merger was created to do exactly that, to lead the industry. Now, why does this help us with that? Well, one, we have a great capability around fault tolerant. This is a huge, huge advantage, and we had set an objective out to grow this business at 20 percent. That is still our objective. We've always talked about needing to do that, to have a huge presence in the data center, and what HP together brings us is this unbelievable presence, number two in the data center, with a great, great brand and a great install base and certainly great products.

We have been the leader in high performance technical computing, but we have recognized out of the great work out of New England and other places our clustering technology and you extend our clustering


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and high-performance technology with HP-UX in the data center and we have a compelling value proposition.

We've talked about our lead in Industry Standard Servers. This will continue and be an absolute lifeblood for the continuing rollout of the Internet.

We talked about storage in both SANs and virtualization. Well, guess what: A huge opportunity to expand that business through the presence brand and customer base of HP, and, oh by the way, they've done some very interesting work around virtualization as well.

We've talked about our services capability over and over again. Well, think about the opportunities now to become instantaneously number three, not in the industry, but worldwide of all players -- not just people who primarily are platform players, of all players around services. It's a great opportunity to expand.

Collectively, this gives us just an unbelievable portfolio, and, oh by the way, we talked about really being able to pull this together through software. Well, HP OpenView is a world-class product around the ability to do systems management cross platform and, oh by the way, they've got some great object technology. The IP and the collective IP of the two companies is extraordinary.

So the point here is what we have here, which some people will define as a defensive mode, for not a minute think that this was a defensive mode. This was pulling together an unbelievable portfolio.

The second question is going to be around what does this mean for our access business. Well, we continue to have similar strategies. It's not about whose got the most beige boxes; it's about being the true leader in innovation around the next generation of access. Both companies share that, a great consumer brand, a great commercial brand, and, oh by the way, if you hadn't noticed, an absolute leader of both of us in driving handhelds, next-generation wireless and convergence.

Now, there's another really exciting part about this. There's this interesting little business called printing and imaging. We all know that the world of the Internet is about extending out through rich graphics and imaging. In addition to that, we are joining up with a $20 billion printing and imaging business, which is growing, and I really like this business; strong intellectual property and superior margins.

You have a lot of questions about what this means to the Compaq identity and the Compaq culture. We would not be doing this if the cultures were not very carefully aligned. You know, I've known HP a very, very long time. I was a customer. I was a partner. And I have certainly been a competitor, and I assure you for the next six months will continue to be.

And within that, we have created really a culture that says we're about engineering excellence, we're about drive and we're about innovation. These are the same things you will find deeply in the HP culture.

It's about commitment to individuals, absolutely clearly about the HP culture.

It's about commitment to the community, which we both share, and I think you'll find that that overlays as well.

And so when you look at the values that are incorporated in both companies, one of the things that I have just found unbelievable and you can ask Jeff Clarke, you can ask Kay Hart (ph), you can ask Grace, you can ask Shane, you can as Peter, you can ask Mike -- and whoever I forgot, I apologize in advance -- but when our teams got together, the chemistry was unbelievable, and I can tell you both Carly and I were observing that.

There will be a lot of questions about my personal view of this and what this means for me personally. I will absolutely guarantee you I am committed to the success of this. I am committing to nothing less than the aspiration of being the company that changes the industry and the landscape. I am committed to being here as long as I have value to the company. I am already under contract, but I would have worked here without one. And so you have my absolute commitment that I want to be part of this and make it what it can be.


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You are going to go through a period of emotion, and I can tell you I went through that period of emotion, being an extremely emotional person, and you'll have some good and some bad. You'll go through the emotion of saying, "What has happened to the great culture we've created," and my words to you are we should do nothing more than extend it.

As we talked together about what we do well and what HP does well, there are huge traits that they admire in us. There are many traits that we admire in them. And there are many traits that are the same. And I can tell you there is no doubt in my mind that the competitiveness, the fierceness, the pride will all be part of what makes the new company great. This is not about one company taking over another. This is not about one company necessarily dominating the other. This is about an unbelievable set of complementary skills coming together on a common culture to create an industry driver.

There's also this question about the competition from Dell. Well, that's interesting, and it will still be fiercely in our minds, but it is really about competing on a new level, and that's where our aspiration has always been. I'd like to also take a couple of specific questions, and I'm going to put them in your minds first and answer some of them ahead, and then I would really like to turn it over to Carly to add some words.

One, I'd like to get through a couple of specifics because I know there has been some concern. It has seemed -- and one thing I love about it is you all give me instant feedback. We really do work in real time. And so to all of our colleagues up in New England, you have heard us talk about Palo Alto. You have heard us talk about Houston and you have not heard us talk about New England. And the answer to that is a very pragmatic one. We have two corporate headquarters and when you're talking about corporate headquarters, one should not assume that we are not a global company, which will remain present, with great talent in multiple places. So to those of you who are reading something into that message, we certainly have not gone through all of the detail, so I encourage you to hang with it.

You will ask the question of, "Gee, the market's not reacting particularly well to this," nor did we expect it would immediately. This will take a little time to set in, but it is about building a new company. You do this at a time when the market's tough, because that allows you to have the time, the patience and, quite frankly, the ability to be able to drive through the changes you want to hear.

We've talked about force reduction. When we are done with our implemented programs, of which we're nearly there, we will have 62,000 people. When HP reduces by I believe a 9,000 target, they will have 87,000 people. There will be 150,000 people. We are targeting a 10 percent force reduction.

I am going to be bold and I'm going to weigh out a comment that I have not made publicly, but I do believe that collectively we would have had to be forward of looking at that to get our cost structure in line in any case, and I am convinced and honest with myself that I don't believe that this is a force reduction or a price to our employees that is beyond what the normal market would have indicated, and, in fact, I believe we can collectively find opportunities, which will help us grow our employment base over time.

I'm also not naive, although some days I am. This will be a tough integration. Everybody will say, "Well, you went through it once and you had a few problems." Yes, we did and yes, we did. And my reaction to that is we've learned an awful lot of lessons, and I am absolutely convinced with the resolve that we will have to act quickly and decisively. Quite frankly, we know how to do this and we know how to get on with it.

I've also had a lot of questions about the reaction from the sales force and how do we stay focused. Well, I've got two comments for you. One is you can beat like hell in the short term and if you lose a deal to HP, you're going to hear from me. The second one is over the longer term I want you to be encouraged about the unbelievable array of products and services and capabilities we have. Think of it in these terms: You will be invited to every deal. You will have the force to be able to be on the first port of every ISV. You will be the partner of choice with partners. And so a few of you who have dealt with our long-standing partners, boy, are you going to have a fun time with your newfound capabilities to get their attention.


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I know this is tough. I know you will go through emotions. And I believe what will happen, and I am confident that in most cases the strategic value of actually having the pride to be the company, which is really defining the industry will be the emotion that overtakes. I know it's going to be difficult to get there. I encourage you to hang in there and look at the strategic value. I also encourage you and understand that there will be strong emotion, but the end game is just too powerful and compelling.

I also know that for everyone there will be a period of uncertainty, and I ask you to hang in there with us.

There has been a lot of discussion and talk and just deep consideration about both management teams. You will see very strong participation of a joining of both management teams to create the strongest one in the industry. And while we're not prepared today to go into specifics of names beyond what we've announced, I am very comfortable that you'll find great participation on both sides, putting the best person in the job, and more fundamentally through time creating an unbelievable opportunity out of new employment.

And the last question, and it will be my lead-in to taking on to my partner, and as always, I have always promised you if you ask me a direct question, you will get a direct answer, and I'm sure you have a few, so after we conclude, we will happily take your questions. The final question is, well, how is the chemistry going to be between two CEOs, neither of which are exactly shrinking violets. And I am with deep heartfelt, and anybody's who's been around us so far will tell you, this is a chemistry that is going to work. It does work. I have deep respect and I think the combination of the two of us together will rock the industry.

It's tough news. It's hard news. But I believe that we have the leadership to pull it off.

I've known Carly for a while. The chemistry we have and our ability to talk to each other is almost unbelievable. Some people didn't think that, but as the people who have been close have watched us, you can't fake chemistry; it has to be real. And with that, I am very, very proud to introduce the new Chairman and CEO of the new HP, and the foundation of our future success, Carly.

CARLY FIORINA:
Thanks very much, Michael, and good afternoon, good evening, everyone.

Michael said we'd known each other for a while and we have. We first met 18 months ago, and we liked each other immediately, respected each other immediately, and I think see things eye to eye.

And I don't just say that, because early on in these conversations, I told Michael point blank that I would not do this without him and that I would not do this without all of you. In fact, I specifically said to Michael at one point, "I am not interested in making an acquisition." I wasn't and I'm not. And the reason is because we must collectively come together, and this is about an opportunity to change the game.

This is about having big ambition. This is about having big plans. This is not about being starry eyed or unrealistic. And, in fact, in the several months that Michael and I and our team have been talking together about this, we have spent a lot of time planning for this.

Michael mentioned that we had teams who came together, and it was great to see how those teams interacted. We've had technical people and business people looking at exactly what are the synergies and the opportunities by this great combination. We've had communications teams thinking about how to message this and educate the market, because let's face it, this is a big shock. We actually kept this thing quiet for a long time. And part of the reaction you're seeing in the marketplace today is people are having to take some time to absorb the news. And anything new and different in a bear market is going to be reacted to initially a bit negatively, so we shouldn't let that surprise us.

But as we put these teams together, and as Michael and I talk more and more deeply about what we were trying to do, it's clear that we are better together than we are individually. This is about leading the industry.


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Now, there's also been a fair amount written about, you know, what's going on in
HP, and you guys have probably read a lot about what's going on in HP, and you've probably read a lot about the HP way, and you may be thinking, "Yikes, it doesn't sound like anything I want to be a part of." Let me try and reassure you about a couple things. HP has been on a journey to reinvent itself. HP has been on a journey to reconnect ourselves to the roots of the best of who we are. And those roots also represent, I believe, the best of who you are. It's about having a deep respect for individuals, treating those individuals with trust, characterizing all of our interactions with each other with integrity, focusing on performance, focusing on serving customers and communities.

I believe that this combination helps us in HP achieve our goals, not just strategically, not just in terms of serving customers, but also in terms of building the kind of culture we want.

I have enormous respect for Compaq. I have enormous respect for the management team that I have come into contact with, and also the managers that I have come to know. I have enormous respect for your resiliency, your competitive spirit, your entrepreneurship, your technical prowess.

I think Michael said it really well, and one of the things you'll find out about Michael and I is we frequently repeat what the other said -- in fact, it may get annoying before we're done, but the reason we always repeat what the other said is we tend to agree on a lot of things. That doesn't mean we aren't able to have tough conversations when we need to. And all of us collectively will need to be able to look each other in the eye and tell the truth to really capture the value of this combination.

But this is about a combination of two great teams. This is about a combination of great ambition. This is about a combination of great capability, and this is about a combination of great culture.

So with that, let me turn it over to Michael and we'll take your questions.

MICHAEL CAPELLAS:
Okay, before we take the questions, I do want to put one last thing in context is I've had ten weeks of serious time to put this in context. You've had, well, ten hours would probably be kind in most cases. But I can tell you I'm absolutely jazzed about the possibilities. I mean, if you look at all the capabilities we'll have and all the abilities to compete, it is just mind boggling, in addition to an absolutely war chest of IP that we haven't even taken to market yet.

And so while I have no doubt about we're going to have some tough times, particularly in the short term, I also have no doubt that there's an awful lot to be excited about, and we put some pretty serious thought into this, so we had an awful lot of teams tear it down.

So, hey, I want to take some questions, and the last commitment I'll give you to before we move on to the questions is Peter is out and about in Europe. Mike's out and about in Houston. All the management team -- Mary, Bob, Howard, Mike, Shane, Mark -- I'm making sure I don't forget anybody from memory -- Yvonne (ph) [Jackson] -- and anyway our entire management team, if I've forgot one, it's only because we're working on --

CARLY FIORINA:
It's been a long day.

MICHAEL CAPELLAS:
-- it's been a long day already -- are out and about and you will certainly see me out and about taking your questions.

So, all right, Chris, do we have the floor?

(Operator direction.)

MICHAEL CAPELLAS:
Okay, so as is my habit, not that you don't have any, it's just that most of you don't feel particularly comfortable throwing your question open to 1,300 of your closest friends scattered around the world, so let's ask a couple of tough questions.

The first one is: What happens to the Compaq brand and what is this going to mean to us?

Well, the end brand will be HP. However, we have got unbelievably powerful sub brands. We will take creatively to market those sub brands in a lot of spaces. There are a number of them, which are absolute no-brainers. And we will continue to build out that brand and the identity of those sub brands will continue on.

And so we have an opportunity now to do some very, very interesting things with brand. Mike Winkler was doing some particularly creative work around how we could leverage an awful lot of the branding work we've done. And so I think that has got some value. But that is precisely where we stand on the brand question.

The second question is: What decisions have been made relevant to force reduction, and what decisions have been made relevant to what this means to Houston?

Houston, as we said, will continue to be a major strategic center. There are a lot of advantages to both the economic models and the infrastructure we have there, and so we will continue to do engineering product development, a full range of functions, and it is a great facility, a great cost model, and so it will continue to be strategic for us.

A question around the force reduction is: When we have implemented our 8,500 person plan, which we have announced, and which I believe we are now 5,500 under way, we'll get to 62,000. When HP completes its plan, they will be at 87,000, combined 149,000 with a target of 135,000 or about 10 percent.

The synergies that we've identified are very conservative. They're $2.5 billion. And I'm going to ask Jeff Clarke here to go through a little mathematical modeling of what that means.

JEFF CLARKE:
Yeah, another way to look at the savings are, you know, if we can save $2.5 billion in costs, and put a conservative price earnings ratio of 10 on that, that gives you a value of $25 billion. Well, our market cap alone before this merger was $22 billion. In other words, this is one of the rare times when you look at a combination where the synergies of bringing two companies together actually exceed the market cap of the company on a straight basis.

So if we can deliver the profits we had projected for next year, which would be between $2 billion and $2.5 billion, plus the synergies out in 18 months to two years, plus the Hewlett-Packard profit, it's obviously a very accretive and very strong deal.

So the economics of this are staggering on a favorable level.

MICHAEL CAPELLAS:
A question was: Did you consider any other merger, and there is going to be a lot of chatter in the marketplace -- in fact, we've heard a little bit of it -- "Oh, you hired Salomon Smith Barney to sell the company." That is categorically, point blank not true. That's pretty clear.

CARLY FIORINA:
In fact, Michael, if I can just reassure your folks that we had done a lot of work before we ever called the bankers in. Each of us had done a business plan. We had together built an integration plan. This was not about either company shopping around for a partner. This was about a conclusion that there was something really rare here, not just for share owners, by the way, but for customers and employees, and really convincing ourselves that it was true before we ever called a banker in.

By the way, it's one of the reasons we kept it quiet.


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MICHAEL CAPELLAS:
That's why it never leaked. And so we brought the bankers in only to look at this transaction when it was pretty clear that there was substantial evidence there, and it was the only thing that we looked at.

Now, obviously as you get into it, you have financial due diligence you do just to say what do the other combinations look like, but more fundamentally I was as interested in the cultural issues as we were interested in the economic issues.

A hard question is: How can we stay motivated to compete in the next six months? And this is a great question because as you know, we will participate and we will cooperate fully with the regulatory authorities, but there is a period of time when we can plan integration activities, but we must not act on any of those integration activities, and we must stay true to that.

It is unbelievably important that we continue to protect the business and be active. I know this is going to be difficult and challenging. I know your competitors will come after you. But I've also got to tell you I have touched base with about a half a dozen large customers this morning. The customers were certainly reacting a lot better than the marketplace, because they were pretty darn positive, in fact.

CARLY FIORINA:
They get it.

MICHAEL CAPELLAS:
They got it pretty well. I think the customers in the marketplace are concerned about really having companies that have long-term staying power.

So the two things that I will absolutely ask of you are one, stay focused on the protection of the business in the short term, and two, ensure that we really, really participate heavily in the integration plans -- they're tough -- and finally to ensure that we take really a hard look at the positive longer term strategic benefits of the deal.

I am, as the case is, getting more questions.

There's a question about product consolidation. We have not actually gotten through the stages of product consolidation. Some of them are extremely clear; in fact, most of them. But, in fact, what you have is an awfully good breadth and depth of products.

At this point, I'd like to take a big pause and say any questions from the floor, just in case you're not coming forward?

(Operator direction.)

BRAD TUNINO (CUPERTINO, CALIFORNIA):
Michael, Carly, this is really good news and we're excited about it. The question that I had was relative to our focus on verticals and solution areas. Nothing has been mentioned about that.

MICHAEL CAPELLAS:
Well, the good news when we talk about the complementary set is you will find that the strategies of the two companies are so close it's actually scary. In fact, they even use the same three circles that we thought up first. Just kidding, Carly. (Laughter.)

CARLY FIORINA:
The good news is it doesn't matter anymore.

MICHAEL CAPELLAS:
Yeah, I saw a little quip from her the other --

CARLY FIORINA:
We thought of it first, that is.


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MICHAEL CAPELLAS:
I saw a quip the other day that says, "Compaq's just doing our strategy, except they're six months later." And I said at the time, "I beg your pardon."

But the point being is the vertical solution space is absolutely, you know, the other fundamental driver you'll hear me say over and over in the marketplace is the customer buying pattern has changed. They don't want to buy the pits; they want to buy the solutions. They want to buy things glued together, and that hasn't changed.

Now, here's the fabulous news. We are very, very strong in telco. HP is pretty strong in telco. We're very, very strong in financial services. So is HP, but not to the depth that we have. We have not cracked the back of manufacturing in any significant way. HP is very strong. We are starting to build a retail presence. HP is starting to build a retail presence, a little bit farther ahead of us than we probably are, I think. We're both looking at healthcare going, "Hmm, boy," licking our chops, "this is pretty good." HP has got a huge presence in government.

And so when you look at the vertical solution stack, they come together in a pretty complementary way, and so that will continue to happen. And so I think, you know, one more time, you're going to find that that shakes together pretty well.

Any more questions?

(Operator direction.)

MICHAEL CAPELLAS:
Hi. We'll see you all tomorrow. No, no, I'm taking the question. I'm sorry. I'm saying I will be in Stow tomorrow, so that was just a warm up. Yeah, go ahead, Bob.

BOB SIMONS (STOW, MASSACHUSETTS):
The question is our value proposition versus IBM, when you looked at the combination of the two companies, what have you considered when we start looking at IBM and some of the other major competitors from a customer viewpoint?

MICHAEL CAPELLAS:
I am licking my chops like a wolf coming over whatever it is wolves chase -- I actually don't know what they chase. (Laughter.) The value proposition states something like this: We do what IBM does, except we do it using best of breed of the industry. We have strong partnerships, partnerships with Oracle, Microsoft, SAP. We do what IBM does on a series of open standards that allow us to do it faster and cheaper --

CARLY FIORINA:
And better.

MICHAEL CAPELLAS:
-- and better. I like the way she thinks.

CARLY FIORINA:
But, you know, to the question -- it's such a great question, because the thing that's aggravating about IBM is they get asked to every party. You know, they always get to show up at the door. And sometimes we individually don't always get asked every day. If we're asked to the game, most of the time we can compete hard. All of a sudden, we're in a position where no one can ignore us.

And, in fact, Michael talked this morning during our analysts' briefing, he talked about this new combination being able to architect every enterprise. But the difference is we believe in customer choice. We believe in doing it the customer's way, not doing it the IBM way. We believe in doing it on the basis of standard platforms and interoperable systems, and that means more flexibility. It means lower cost. We certainly believe in doing it faster. And so I think what it means is we can go toe to toe, but we're going to be faster, cheaper and better.

MICHAEL CAPELLAS:
Great. I'm going to conclude here with a couple of commitments. One is watch Carly in action now, and she shares the same commitment I have. Actually, joining us today are also the two CFOs, Bob Wayman, whom I'm sure you will get to know and love, as we have known and loved Jeff Clarke. They will continue to obviously work together. We will be out and about. We will take questions. We will make calls.

And I want to conclude with two thoughts. The first thought is our destiny has always been to be the best in defining the industry; nothing has changed. Everyone wants to be a winner, and, you know, the incredible feedback I've had over the month was, "Gee, we did a great job of optimizing and making some progress, but do something bold to really change the game." I'll tell you, folks, this is pretty bold. I was out of ideas on how to be any bolder than this. And so if it comes to be bold and let's get back to being a winner, I am confident this is bold and it will make us a winner.

I'm enthusiastic. I've had more time to think about it. I respect the emotional things you're going through. I will tell you I have gone through them myself. But it's a compelling value proposition. You'll see us around. God bless and take care. Bye-bye.

CARLY FIORINA:
Thanks, everybody.

(Operator direction.)

END

On September 4, 2001, Compaq Computer Corporation posted the following letter on its internal intranet:

LETTER FROM CARLY FIORINA TO HEWLETT-PACKARD EMPLOYEES
Hewlett-Packard & Compaq Announce Merger Agreement
FROM:               Carly Fiorina [COMMUNICATIONS, HP-PALOALTO]
SENT:               Tuesday, September 04, 2001 4:48 AM

Dear HP colleague,

Today is a historic day for our industry. Today is an important day for HP's customers. And today is an exciting day for you, as a member of this team and this company.

The people of HP and the people of Compaq are joining forces -- we've agreed to merge our two companies to create an even more capable organization to serve our customers. We believe that by joining with Compaq we can provide them more choice, more freedom, and more flexibility so that they can make the most out of their past, current, and future technology investments.

For our employees, I think it's a rare chance to be part of an industry-changing team -- a company with the reach and capability and expertise to fundamentally change how technology transforms business and daily life. We have an opportunity to create a world where technology works for people, not the other way around.

A SIGNIFICANT LEAP FORWARD IN ACHIEVING OUR STRATEGY

This merger greatly accelerates our journey -- our journey to reinvent HP, our journey to offer not just great products but great solutions, our journey to become a more customer- focused organization, and our journey to transform ourselves into an indisputable market leader.

From the beginning, we have had the ambition to be #1 or #2 in every market in which we compete. What's new with this era, is that we also have an opportunity to lead the industry and our customers to a new model of computing -- a model of computing based on industry-standard, market-unifying technologies and architectures.

As I have said time and time again, this is a company with a big culture, a big brand, a big legacy, and big ambitions. Today's news certainly delivers on every dimension. With this one move, we:

     - Extend our lead as the #1 leader in imaging and printing -- with more opportunities and even more experience in competing along the full spectrum of solutions. Compaq brings not only its customer base, but specifically also deep expertise in competing in highly competitive markets.

     -   Extend our lead as the #1 consumer IT solutions company in the world.

     - Catapult HP into the #1 small- and medium-business IT solutions company.

     - And, for the first time in a very long time, IBM will have a competitor that's strong enough, bold enough, and talented enough to take them head-on in the enterprise space.

OUR STRUCTURE: The new organization -- the end state five to eight months from now Let me talk about what I envision our company will look like five to eight months from now; it customarily takes this amount of time to gain approval to merge two companies of this size. (I will circle back to this point in a moment, in that I want to be certain that HP stays our course during this time.) Our goal has been -- and in the new organization will continue to be -- to structure in a way that enables us to both deliver superior customer experiences, as well as superior products and solutions. Both HP and Compaq have moved to a front/back organizational model. When we merge the two companies after we gain approval on the merger, we will build on our shared front/back structures, but we will evolve the model. We will have four primary businesses in the company, and our goal is to have at least 80% of the "front/back motions" contained within any given organization. By putting the key processes and the key decisions under a single leader in each unit, we will achieve more accountability and crisper decision-making. That said, the 20% of the front/back processes and efforts that will be shared between organizations requires and that we maintain a high commitment to collaboration. The four main units of the new HP will be:

* IT INFRASTRUCTURE: By combining the server, storage, and software capabilities of Compaq and HP, we can offer you an even more compelling solution -- servers (from industry standard servers to high-end, fault-tolerant systems) that are designed to specifically address the evolving nature of an always-on Internet infrastructure; management software that allows our customers to optimize, manage, and monitor their entire network; storage solutions that allow them to manage 10 times the data without adding to the payroll; and the services and support expertise to help them design, build, and keep it running. This will be a $23 billion business, lead by Peter Blackmore, currently Executive Vice President of Sales and Services at Compaq.

* SERVICES: Let's spend a little more time on services. We will have deeper and broader capabilities in consulting, outsourcing, and support, to help you strategize and manage your infrastructure. With more than 65,000 professionals around the globe in the new HP Services organization, we want to be the partner of choice in architecting the enterprise. By combining forces, we become a top-tier services provider, offering a true choice in how large companies strategize and implement IT projects. As a new kind of industry leader that values partnerships, we plan to be the partner of choice for consultants and systems integrators as well -- PricewaterhouseCoopers, Accenture, and KPMG. This $15 billion business will be led by Ann Livermore.

* ACCESS DEVICES (PCs, handhelds, and new kinds of Internet-access devices): By combining two strong businesses into one, we plan to offer our customers a broader range of PCs, handhelds, and other Internet-enabled devices via the channel that best meets their needs (directly from us, from our partners, or from retailers around the globe). Products that "simply work better together." Devices that will enable people to work the way they want to work in the office, at home, or on the move. This $29 billion business will be led by Duane Zitzner.

* IMAGING AND PRINTING: We remain committed to one of our core strengths -- our expertise in recording, sharing, storing, and printing information, memories, documents, and ideas. In fact, in the next several weeks, you'll see us make some announcements on this front that will prove our commitment and leadership in this area, and improve the ways customers can use information to empower their organization and enhance their relationships with their customers. This $20 billion business will be led by Vyomesh Joshi ("VJ").

I will serve as Chairman and CEO. And Michael Capellas will join the new HP as President. The CFO of the combined company will be Robert Wayman. I will name the additional executive leaders in upcoming communications with you.
THE INTEGRATION TEAM:
Drawing on the best strengths of both organizations
As exciting as all this news is, I also want you to know that I realize the challenges of integrating these two great companies: We are both in the middle of our own reinvention efforts. We both must continue to run our businesses, while planning for integration. We both do business in highly competitive market segments that will be unforgiving of missteps or slowed decision making or response times.
We will tackle the challenge of integrating this organization with discipline, decisiveness and focus. That's why I've asked Webb McKinney to head up the integration effort along with Jeff Clarke, Compaq's Chief Financial Officer. They will lead an integration office responsible for planning the integration, allowing our line managers within HP to focus on running the business, with minimal distraction. We already have several things working in our favor:

     -   We have a comprehensive integration plan.

     - We've already done much of the strategic work required to make smart decisions about how to evolve our solutions sets in the combined company, and our goal will be to provide roadmaps to our customers to make their transition a smooth one.

     - We have the top managers selected and retention contracts in place, so we can retain key talent.

     - We've hired outside experts with deep experience in integration efforts of this scale.

WHAT THIS MEANS FOR YOU: Stay focused

As I said, this merger is a game-changing move in our industry.
Our competitors are going to use every chance they can to discredit it: They'll say we'll lose focus, they'll say we won't be able to execute, they'll say we won't be able to make the tough decisions fast enough. I believe we will prove them wrong.
Despite today's very exciting news, it's vitally important that, until your manager tells you otherwise, stay focused. Focused on what you're doing now. Focused on running the business. Focused on serving customers and beating the competition. We must continue to meet our financial commitments, so that we can reap the benefits of this merger long term.
As I said in the beginning of this communication with you: This is a historic day. There is much to celebrate. Congratulations, HP. It's great to be part of this team.
Warm regards,
Carly

On September 5, 2001, Compaq Computer Corporation posted the following talking points on its internal intranet:

KEY TALKING POINTS
Hewlett-Packard & Compaq Announce Merger Agreement

     - CREATING THE NEW INDUSTRY LEADER. HP and Compaq are merging to create the new global technology leader that will uniquely offer businesses and consumers the complete set of products and services they demand, with a commitment to open systems and architecture.

     -   CREATING A UNIQUE CUSTOMER VALUE PROPOSITION.

            - The companies share a vision of what customers will want, including:

                -      a robust solutions capability;

                -      product leadership;

                -      services delivery;

                -      ability to manage complexity;

                -      open, market-unifying architectures;

                -      innovation and invention; and

                -      product choice.

            - Together, we are uniquely equipped to meet this demand, specifically:

                - ability to deliver strong end-to-end solutions across the broadest range of products and services in the industry;

                -      enhanced product offerings;

                -      open, standards-driven systems and architecture;

                -      innovation and technology leadership; and

                -      unique culture and values focused on customer success.

            - By merging, the companies will accelerate their progress in achieving a common strategy of "enabling transformation," including:

                -      enabling e-services;

                -      enabling intelligent, connected devices and environments;
                       and

                -      enabling always-on Internet infrastructure.

     -   DEAL SUMMARY

            -  $25 billion transaction value

            -  Stock for stock merger

            -  0.6325 HP shares per Compaq share

            -  Closing expected in first half 2002

            -  5 Compaq board members to join HP board

            -  Leadership

                -      Carly Fiorina, chairman and CEO

                -      Michael Capellas, president

     -   UNIQUE SCOPE AND MARKET COVERAGE.

            -  IN KEY MARKETS. Together, we bring the products, services and
               --------------
               partnerships to optimally serve each of the key market segments, including:

                -      enterprise

                -      small/medium business

                -      consumer

     -   IN KEY PRODUCT CATEGORIES.
         -------------------------

                - IT INFRASTRUCTURE: #1 worldwide position by revenues, highly complementary fit, best products across key growth categories, deep understanding of customer complexity, broad expertise in industry standards, solutions-selling opportunities and leadership in open architecture transition

                - ACCESS DEVICES: together, #1 worldwide; opportunity to redefine Internet access; creation of new categories; commercial and consumer leadership; engineering and design innovation; and ultra-efficient business model

                - SERVICES: third largest worldwide, substantial resources (15,000 consultants, 10,000 outsourcing, 40,000 support); profitable and growing; strong in mission-critical, industry standard, key verticals; deep partnerships

                -      IMAGING AND PRINTING: the preeminent franchise,
                       #1 worldwide; leadership across commercial and consumer; expanding opportunities in commercial printing and digital imaging; strong patent portfolio


     - VALUE CREATION FOR SHAREOWNERS. This unique customer value proposition will drive growth and deliver value for shareowners of both companies in two ways:

            -  GROWTH DRIVERS:
               --------------

                -      strongest solutions capability;

                -      #1 positions in key markets;

                -      partner of choice;

                -      brand;

                -      services, storage and software; and

                -      imaging and printing

            -  VALUE DRIVERS:
               -------------

                -      scale;

                -      $2.5 billion in expected annual cost synergies;

                -      substantially accretive in first full year;

                -      strengthens direct and channel model; and

                -      deep, experienced management team

     - INTEGRATION PLAN. The companies have a decisive and aggressive approach to integration and have already made key early decisions. The integration team, which is led by Jeff Clarke and Web McKinney, will take an all-star approach to people, driving a quick transition and protecting the two companies' existing business.

     - THE TRANSACTION WILL BENEFIT PARTNERS, EMPLOYEES AND COMMUNITIES. Both companies share long-standing commitment to their partners, respect and opportunity for employees, and dedication to corporate responsibility and community.

     -   SNAPSHOT OF THE NEW INDUSTRY LEADER.

            -  $87 billion combined, trailing four quarters

            -  Leadership across markets

            -  Leadership across products

            -  Go-to-market engine

            -  Global footprint

            -  Intellectual property

            -  Leading global brand

            -  Operate under HP name

            -  Headquartered in Palo Alto

            - Compaq's Houston campus will be key strategic center of engineering excellence and product development for our industry standard and Intel-based businesses.

                                         ###